UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in the Largest Shareholder of KB Financial Group Inc.

On September 20, 2010, KB Financial Group Inc. (“KB Financial Group”) reported that, as of September 10, 2010, its largest shareholder changed from ING Bank
N.V. (which held 19,401,044 shares, representing a 5.02% equity stake, as of
June 11, 2010) to Franklin Resources, Inc. (which held 19,492,464 shares, representing a 5.05% equity stake, as of September 10, 2010).

The above report is based on a public disclosure made by Franklin Resources,
Inc. on September 17, 2010, which stated that as of September 10, 2010, Franklin
Resources, Inc. held 19,492,464 shares of KB Financial Group (comprised of (i)
13,051,542 common shares and (ii) 6,440,922 common shares represented by
American depositary shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: September 20, 2010	By:	/s/ Wang-Ky Kim
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO